Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Ownership Interest	Names Under Which Subsidiary Does Business

NTI Facilities, Inc.	Ohio	100%	Same

React-NTI LLC	Delaware	100%	Same

Northern Technologies Holding Company, LLC	Delaware	100%	Same

Zerust Prevenção de Corrosão S.A.	Brazil	85%	Same